UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40008

Global Internet of People, Inc.

Room 350, 3rd Floor, Building 6,Yard 1, Shangdi 10th Street

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Resignation and Appointment of Independent Director

Mr. Allen J. Morrison, an independent director of the Company, notified the Company of his resignation from the board of directors of the Company (“Board”) on May 5, 2022, effective immediately.

On May 30, 2022, the Board appointed Dr. Jian Pei as an independent director, and a member of each of the Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee of the Company, to fill the vacancy created by the departure of Mr. Allen J. Morrison.

Dr. Pei has served as a professor at the College of Chemistry and Molecular Engineering of Peking University, China, since April 2001. Dr. Pei received his undergraduate degree in 1989 and Ph.D. degree in 1995, majoring in Chemistry, from Peking University in 1995. After the completion of his postdoctoral work at the National University of Singapore in July 1997, he joined the Institute of Materials Research and Engineering in Singapore and served as a research associate from November 1997 to August 2001. From June 1998 to January 2000, Dr. Pei was a visiting scholar at the Institute of Polymer and Organic Solids, University of California at Santa Barbra. Dr. Pei is a receiver of the Changjiang Scholar award, an academic award given to an individual in higher education by the Ministry of Education of the People's Republic of China. Dr. Pei’s research focuses on the development of organic semiconducting materials for application in optoelectronics.

Dr. Pei does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Internet of People, Inc.

Date: May 31, 2022	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

2